Improvement at Centralia drives significant earnings increase

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Comparable* earnings per share increased to $0.32 versus $0.18 in third quarter 2006

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Net earnings per share increased to $0.33 versus $0.18 from third quarter 2006

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Higher production and stronger prices at Centralia Coal and Alberta Hydro help drive gross margin increase in the third quarter 2007

CALGARY, Alberta (October 23, 2007) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the third quarter 2007 of $63.6 million ($0.32 per share) versus $35.3 million ($0.18 per share) for the same period in 2006.  Net earnings for the third quarter 2007 were $65.9 million ($0.33) compared to $35.3 million ($0.18 per share) in the third quarter 2006.

Higher production and stronger pricing at Centralia Coal and Alberta Hydro drove an increase of $26.6 million in third quarter gross margins. Of this amount, $7.1 million relates to mark-to-market gains on future period contracts. Third quarter 2006 comparable earnings included the impact of the Centralia Coal blade failure.

Cash flow from operations was $155.3 million compared to $144.8 million for the third quarter of 2006. While cash flow increased $10.5 million it only includes two months worth of revenue under our Alberta Power Purchase Agreements (PPA) compared to three months in 2006. While there is variability in the timing of cash collected in 2007, TransAlta will ultimately receive twelve months of revenues earned under the PPAs for the full year 2007.

Fleet availability for the three months ended Sept. 30, 2007 increased to 85.1 per cent compared to 84.1 per cent in the same period last year principally due to improved availability at Centralia Coal offset by higher unplanned outages at Alberta Thermal.

“Improvement at our Centralia Coal facility was the key contributor to better performance in the third quarter, along with our continued focus on cost discipline. In addition, we successfully commissioned our 53 MW Sundance 4 uprate increasing our total merchant capacity at Sundance to 97 MW,” said Steve Snyder, President and CEO of TransAlta. “With strong operations from our assets, the company remains well positioned to take advantage of improved market conditions.”

During the third quarter, the TSX approved TransAlta’s expanded normal course issuer bid (NCIB) program. Under the program TransAlta may purchase up to 20.2 million shares for cancellation. The NCIB program started May 3, 2007 and will end May 2, 2008. As of Sept. 30, 2007 TransAlta had purchased 903,600 shares at an average price of $29.65 resulting in a reduction to retained earnings of $18.8 million.

For the nine months ended Sept. 30, 2007, comparable earnings increased to $161.7 million ($0.80 per share) versus $141.8 million ($0.71 per share) in the first nine months of 2006. The increase in comparable earnings is primarily driven by favorable pricing, production and  lower fuel costs at Centralia. In Alberta, merchant assets including hydro have also delivered higher earnings year over year. These results were offset by unplanned outages at Alberta Thermal, increased Alberta coal costs, and lower margins at our Ottawa facility. Net earnings for the nine months ended in 2007 were $179.3 million ($0.88 per share) versus $190.9 million ($0.95 per share) in the first nine months of 2006. The decrease in net earnings is primarily due to a one-time $55.3 million reduction in future income tax expense in 2006, as well as $32.9 million in pre-tax mark-to-market losses in 2007.

For the nine months ended Sept. 30, 2007 cash flow from operations was $654.7 million compared to $411.9 million in the first nine months of 2006. The increase is primarily due to higher cash earnings and improved working capital.  In 2006 cash was consumed in building coal inventory at Centralia.

Availability for the nine months ended Sept. 30, 2007 was 85.6 per cent compared to 88.6 per cent in the same period last year due primarily to derating at Centralia for test burning of PRB coal and higher unplanned outages at Alberta Thermal.

Third Quarter and Nine  Months Ended Sept. 30, 2007 Highlights:

In millions, unless otherwise stated	3 months ended Sept 30, 2007	3 months ended Sept 30, 2006	9 months ended Sept 30, 2007	9 months ended Sept 30, 2006
Availability (%)	85.1	84.1	85.6	88.6
Production (GWh)	12,761	12,420	36,955	34,915
Revenue ($MM)	711.6	656.0	1,991.8	1925.6
Gross margin ($MM)[1]	375.5	353.9	1,109.1	1,087.0
Operating income ($MM) [1]	128.8	98.2	357.6	327.9
Net earnings ($MM)	65.9	35.3	179.3	190.9
Comparable earnings ($MM)	63.6	35.3	161.7	141.8
Basic and diluted earnings per share	0.33	0.18	0.88	0.95
Comparable earnings per share	0.32	0.18	0.80	0.71
Cash flow from operations ($MM)	155.3	144.8	654.7	411.9

1 Gross margin and operating income are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 29 of the MD&A for an explanation and reconciliation.

The complete third quarter report for 2007, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. MST (11 a.m. EST) today to discuss third quarter 2007 results.  The call will begin with a short address by Steve Snyder, president and CEO and Brian Burden, executive vice-president and CFO, followed by a question and answer period for investment analysts. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company "Jennifer Pierce" as the moderator.

Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

A link to the live Web cast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 512826#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, unanticipated accounting or audit issues with respect to our financial statements or our internal control over financial reporting, and general economic conditions in geographic areas where TransAlta Corporation operates. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransAlta’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this news release or as otherwise stated. TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 29 of the Managements Discussion & Analysis (MD&A).

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:  Michael_lawrence@transalta.com

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com